Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES FIRST QUARTER
FISCAL 2012 RESULTS

•	Traffic currently at 235M monthly pageviews and 23M monthly uniques
•	Total Assets increased 74% to $18M compared to Q1 2011
•	Company Book Value is approximately $.30 per share
•	Gross Profit increased 24% compared to Q1 2011
•	Acquisitions and Pipeline Opportunities Help Drive Positive Outlook for FY2012

Woodland Hills, CA.  September 13, 2011 --- One of the leading networks of forum communities on the Internet, CrowdGather (OTCBB:CRWG), today announced financial results for its fiscal 2012 first quarter ended July 31, 2011.

The Company reported revenue of $334,036 for the first quarter of fiscal 2012 compared to $330,079 reported for the first quarter of fiscal 2011.  The net loss for the first quarter of fiscal 2012 increased 41% to $871,235, or $(0.01) per diluted share, compared to a net loss of $615,897, or $(0.01) per diluted share, for the first quarter of fiscal 2010.  The increased loss was primarily related to higher payroll expenses from hiring new personnel to achieve strategic objectives and from other operating activities that resulted in higher general and administrative expenses due to integration of the Company’s acquisitions of online properties.  Gross profit for the first quarter of fiscal 2012 was $225,296 an increase of 24% from the $181,350 reported for fiscal 2010.

Total assets increased 74% to $17,989,316 as of July 31, 2011, as compared to total assets of $10,354,316 on July 31, 2010.  For the current period end, total assets primarily consisted of cash of $4,457,449, intangible assets of $8,829,477, and goodwill of $4,360,176 represented by domain names and other intellectual property acquired.

During first quarter ended July 31, 2011, the Company reached between 150 to 155 million monthly page views across all properties compared to 80 to 90 million monthly page views during July 2010, and had 15 million monthly unique visitors compared to 4.5 million monthly uniques a year earlier.   Based upon current statistics from Google Analytics, CrowdGather’s network of forums is generating approximately 230 to 235 million monthly page views and 20 to 23 million monthly unique visitors.

“We are pleased to report that we met expectations for the first quarter of fiscal 2012,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO.  “This is a significant accomplishment in light of slower ad spending during summer months and our transition away from non-forum revenue sources.  During the quarter we acquired additional properties that included pbnation.com and writers.net in an effort to continue expanding our footprint of forum communities.  We also recently closed an acquisition of yuku.com, a significant forum platform that included the original Ezboard assets and integrated forums, and we continue to seek other opportunities to acquire strategic properties that will help increase traffic.”

Sabnani continued, “The first quarter of fiscal 2012 is the last quarter we will be recognizing revenue from the Adisn agency business.  Going forward, we will replace that lower margin revenue with much higher margin revenue from ads placed throughout our forum network.  In the coming months, we also hope to deploy our ad server technology across our hosted forums to enable us to capture revenues from what we believe is now a minimally monetized component of our business.”

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners and forum advertisers.  CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy.  Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; competitive factors in the market(s) in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JULY 31, 2011 AND 2010
(UNAUDITED)

	2011	2010

Revenue	$334,036	$330,079

Cost of revenue	108,740	148,729

Gross profit	225,296	181,350

Operating expenses
Payroll and related expenses	357,074	210,958
General and administrative	742,250	653,913
Total operating expenses	1,099,324	864,871

Loss from operations	(874,028)	(683,521)

Other income (expense):
Interest income	3,593	-
Interest expense	-	(4,404)
Gain (loss) on settlement of debt	-	73,628
Other income (expense), net	3,593	69,224

Net loss before provision for income taxes	(870,435)	(614,297)

Provision for income taxes	800	1,600

Net loss	$(871,235)	$(615,897)

Weighted average shares outstanding- basic and diluted	58,254,815	41,818,479

Net loss per share – basic and diluted	$(0.01)	$(0.01)

CROWDGATHER, INC.
 CONDENSED CONSOLIDATED BALANCE SHEETS

	July 31, 2011 (Unaudited)	April 30, 2011
ASSETS
Current assets
Cash	$4,457,449	$6,667,901
Accounts receivable	30,678	243,917
Prepaid expenses and deposits	148,150	49,729

Total current assets	4,636,277	6,961,547

Property and equipment, net of accumulated depreciation of $163,474 and $140,804, respectively	163,386	172,751

Intangible and other assets, net of accumulated amortization of $38,675 and $30,940, respectively	8,829,477	5,811,707
Goodwill	4,360,176	4,360,176

Total assets	$17,989,316	$17,306,181

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$49,151	$82,805
Accrued vacation	10,518	13,111
Other accrued liabilities	176,493	30,617

Total current liabilities	236,162	126,533

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,476,969 and 57,089,408 issued and outstanding, respectively	58,477	57,089
Common stock obligation	3,484,322	3,784,322
Additional paid-in capital	24,175,950	22,432,597
Accumulated deficit	(9,965,595)	(9,094,360)

Total stockholders’ equity	17,753,154	17,179,648

Total liabilities and stockholders’ equity	$17,989,316	$17,306,181

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For additional information, please contact:

Investor Contact:   Sanjay Sabnani
                                  Phone: 818-435-2472 x 101
                                  Email: sanjay@crowdgather.com

Media Contact:       Stacy Dimakakos
                                  Phone: 917-981-5501
                                  Email: stacy@publicworldwide.com